THE CLOROX COMPANY

1221 Broadway

Oakland, California 94612-1888

April 29, 2005

Via Facsimile and EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza, 450 Fifth Street, N.W.

Mail Stop 0306

Washington, D.C. 20549-0305

Attention:	Edward M. Kelly, Esq.

Re:	The Clorox Company
Registration Statement on Form S-4 (No. 333-123115)

Dear Mr. Kelly:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request acceleration of the effective time of the above-referenced Registration Statement of The Clorox Company (the “Company”), so that it may become effective at 4:00 p.m., Washington, D.C. time, as of the date hereof, or as soon as possible thereafter.

Furthermore, we hereby acknowledge that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy or accuracy of the disclosure in the filing; and (3) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, THE CLOROX COMPANY

By:	/s/ Laura Stein
Laura Stein Senior Vice President—General Counsel